NO ACT

PE
1-6-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005923

March 2, 2011

Gregory K. Palm
Executive Vice President
General Counsel
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282-2198

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-02-2011

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 6, 2011

Dear Mr. Palm:

This is in response to your letter dated January 6, 2011 concerning the shareholder proposal submitted to Goldman Sachs by the Nathan Cummings Foundation; Daniel Altschuler; the Sisters of St. Joseph of Boston; the Sisters of Notre Dame de Namur; the Sisters of St. Francis of Philadelphia; and the Benedictine Sisters of Mt. Angel. We also have received a letter on the proponents' behalf dated February 2, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 2, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 6, 2011

The proposal requests that the compensation committee initiate a review of the company's senior executive compensation policies and make available a report of that review that includes items specified in the proposal.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(c). In our view, the proponents have submitted only one proposal. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Heather Maples, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to The Goldman Sachs Group, Inc.

Dear Sir/Madam:

I have been asked by The Nathan Cummings Foundation, the Sisters of St. Joseph of Boston, the Sisters of Notre Dame de Namur, the Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Mt. Angel and Mr. Daniel Altschuler (via Walden Asset Management) (hereinafter referred to jointly as the "Proponents"), each of whom is a beneficial owner of shares of common stock of The Goldman Sachs Group, Inc. (hereinafter referred to either as "Goldman Sachs" or the "Company"), and who have jointly submitted a shareholder proposal to Goldman Sachs, to respond to the letter dated January 6, 2011, sent to the Securities & Exchange Commission by the Company, in which Goldman Sachs contends that the Proponents' shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(c).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Goldman Sachs' year 2011 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company to review and to report on certain aspects of its senior executive compensation policies

---

RULE 14a-8(c)

The Proponents' shareholder proposal consists of but one single, unitary proposal. It calls for a report on senior executive compensation and suggests that three aspects of that compensation be reported on. Each of those three aspects directly relates to how the level of pay of those senior executives is determined, including (i) whether that pay is excessive; (ii) whether that pay is enhanced by discretionary actions that may be taken by those executives (as in laying off employees); and (iii) the impact on the pay of those executives caused by fluctuations in the Company's revenues (e.g. in years when the revenues are up does the pay increase by a greater percentage than the revenue increase while in years of revenue decline does the pay decrease less than the revenue decline?) We fail to see how this last aspect of the proposal can possibly be deemed to "involve a separate and distinct matter". In this connection, we note that an article in the February 2, 2011 edition of *The Wall Street Journal* (page C-1) describes an analysis done by that newspaper of the 2010 results of 25 large Wall street banks and securities firms. The article notes that in 2010 the total revenues of those firms increased by 1% but that the total compensation at those firms increased by almost 6%. Although that study dealt with total compensation at those firms, in light of the results uncovered, it does not appear unreasonable for the Proponents to inquire as to the relationship between fluctuations (or lack thereof) in total revenues and fluctuations in executive compensation.

The *Parker-Hannifin Corp.* (September 4, 2009) letter is clearly inapposite. In that case the proponent was requesting two separate and distinct actions, namely actions to be taken by vote at a shareholder meeting and also another type of action (instituting a triennial forum). As the Company itself has quoted from the Staff letter, the matter relating to a triennial forum was a "separate and distinct matter from the shareholder votes". The Proponents' proposal contains no such infirmity. The reference to impacting the shareholders clearly is a reference to how excessive senior executive compensation may impact the shareholders. This is abundantly clear for at least two reasons. First, the introductory portion of the RESOLVE Clause requests a review of and report on "our Company's senior executive compensation policies". The Clause then goes on to describe what such review and report should address. Clearly those requested matters are merely aspects of the review and report, not separate matters. As a matter of simple grammatical construction therefore, item 3(c) of the report pertains exclusively to the compensation of the senior executives. Secondly, this grammatical construction makes total sense. The third paragraph of the Whereas Clause deals exclusively with the impacts on the shareholders of excessive senior executive compensation. Thus, for example, it quotes a CII study as saying that the "high levels of compensation on Wall Street were damaging to shareholders". Similarly, the Forbes article's quote states that "compensation policies will prove to be quite costly – excessively costly – to shareholders". Finally, that paragraph concludes that "Revenue diverted to compensation" leaves less money for, e.g., dividends. It is therefore clear that the allocation of revenue between senior executive compensation and the shareholders is an important consideration in an overall evaluation of senior executive compensation. That is precisely what item (c) addresses. Consequently, that portion of the Proponents' shareholder proposal cannot possibly be deemed to address a "separate and distinct" matter.

In passing we note that none of the letters cited by the Company are apposite. We have already discussed the *Parker-Hannifin* letter. In *Streamline Health Solutions, Inc*, (March 23, 2010) the proposal related to two distinct matters, namely (i) the process for electing directors at the shareholder meeting and (ii) the qualifications required in order for a person to be eligible to stand for election to the Board. Unlike the instant situation, the proposal at issue in that letter did deal with two separable issues. The Proponents' shareholder proposal deals exclusively with the compensation of the senior executives. Similarly, in *PG&E Corporation* (March 11, 2010) the proposal was deemed to address two distinct matters, namely (i) financial risks of certain operations and (ii) an application for a license. No similar infirmity exists with respect to the Proponents' shareholder proposal. Finally, in *Duke Energy Corp* (February 27, 2009) the proposal requested that certain qualifications be established to enable a person to run for the board of directors and would also have established certain standards to be applied once someone was on the board. Although the Staff's letter may make sense under the factual situation there present, it seems wholly inapplicable to the present shareholder proposal on executive compensation.

For the forgoing reasons, the Company has failed to establish that the Proponents' shareholder proposal pertains to two separate and distinct matters. It is therefore not excludable by virtue of Rule 14a-8(c).

RULE 14a-8(i)(7)

The Company's arguments with respect to Rule 14a-8(i)(7) are even weaker than its 14a-8(c) argument and, indeed, appear for the most part to be mere make-weights.

1.

We quite agree that proposals that pertain to the compensation of the general workforce are excludable under Rule 14a-8(i)(7). However that particular proposition is irrelevant to the Proponents' shareholder proposal since it does not deal with the compensation of the general workforce. Instead, it pertains exclusively to senior executive compensation. This should be clear to anyone actually reading the Proponents' proposal. Again, as noted above, the grammar controls. The introductory portion of the RESOLVE Clause requests a review of, and report on, "our Company's senior executive compensation policies". The Clause then goes on to describe what such review and report should address. Clearly all of the requested matters items are aspects of the report on senior executive compensation. For example, item 2 refers to "the level of pay of our lowest paid workers". Yet it is clear that this reference does not set forth the thrust of the proposal, but rather is included to put the Company's executive pay in context See, e.g., *The Allstate Corporation* (February 5, 2010); *Pfizer, Inc.* (February 26, 2007); *Bemis Company, Inc.* (February 26, 2007); *Wal-Mart Stores, Inc.* (March 1, 2006); *International Paper Company* (February 27, 2004); *AOL Time Warner Inc.* (Feb. 28, 2003); *Citigroup, Inc.* (February 1, 1999).

Similarly, the reference to "the Company's compensation pool" in item 3(a) clearly refers to the compensation pool for senior executives. The grammatical structure of the proposal permits of no other interpretation. Once again, we point out that the entire text of item 3 is modified by, and subject to the limitations contained in, the introductory portion of the RESOLVE Clause, the first sentence of which requests a review and report with respect to "our Company's senior executive compensation policies". The following sentence goes on to request that "the report", i.e. the report on the "Company's senior executive compensation policies", analyze the impact of fluctuations in revenue on the "Compensation pool". Grammatically, and as a matter of common sense, the pool thus referenced can only mean the compensation pool for the Company's senior executives. In contrast, each and every Staff letter cited by the Company explicitly deals with the compensation of a much wider group of employees, extending far beyond the senior executives. In short, the Proponents' shareholder proposal relates ONLY to the compensation of the senior executives.

2.

The Company's argument with respect to item 3(c) has, in essence, already been answered under the heading of Rule 14a-8(c), previously set forth in this letter. Once again, it is sufficient to point out that the request is not for an analysis of the effect of revenue fluctuation on the shareholders, but rather the effect of such fluctuations on executive compensation which in turn can impact shareholder value. Again, grammatically this request is modified by, and wholly conditioned by, the introductory request that the requested report pertain exclusively to senior executive compensation.

For the forgoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

The Proponents' shareholder proposal is neither inherently vague nor indefinite. Whether a proposal is vague or indefinite is inherently a factual one. Such a factual inquiry is not assisted by an examination of the Staff letters cited by the Company since none of them contained the same or similar terms in the same or a similar context. One must instead examine the challanged terms in the context of the Proponents' actual proposal.

Compensation Pool

As previously noted in this letter, that term is susceptible of only one meaning, namely, the compensation pool for the senior executives. (See the final paragraph of part 1 of the Section entitled 14a-8(i)(7).) As noted there, the introductory language of the RESOLVE Clause ("review of our Company's senior executive compensation policies") precludes the possibility that any reasonable person would believe that the proposal refers to the compensation pool for the "Company's total staff" or to the "Company's 1911 Managing Directors" to any of the other compensation plans cited in the Company's letter.

Contrary to Goldman Sachs' assertion, the proposal provides explicit guidance on what is meant by the term "compensation pool".

Top 25 senior executives

In the context of a shareholder proposal on the compensation of the Company's "senior executives" it is inconceivable that any shareholder with even a modicum of sense could interpret "top" to mean anything other than top by compensation level or that it could mean the top 25 by seniority. We also credit the Compensation Committee with sufficient intelligence to know what is being requested. If not, that would reflect incredibly poorly on the Committee.

Fluctuation in revenue

The Company's argument is premised on its misinterpretation of what item 3(c) requests. The yearly fluctuation in the Company's revenue is important only in so far as it has an impact on executive compensation. Any reference to considering stable versus volatile businesses is a pure red herring. So, too, is the reference to differing shareholder interests. Neither has even the remotest relationship to the Proponents' shareholder proposal.

In short, not only would the shareholders voting on the proposal would know exactly what they were voting on, but the Company can readily ascertain what actions must be taken to implement it. Consequently, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Gregory K. Palm (via fax)
Laura Campos
Caroline Williams

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282-2198
Tel: 212-902-4762 | Fax: 646-446-0330

Gregory K. Palm
Executive Vice President
General Counsel

Goldman Sachs

January 6, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of The Nathan Cummings Foundation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (together, the "2011 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from The Nathan Cummings Foundation (the "Primary Proponent"). The Company also received letters from Daniel Altschuler, the Sisters of St. Joseph of Boston, the Sisters of Notre Dame de Namur, The Sisters of St. Francis of Philadelphia and the Benedictine Sisters of Mt. Angel as co-filers of the Proposal (the "Co-Filers" and, together with the Primary Proponent, the "Proponents"). The full text of the Proposal and all correspondence with the Proponents (and their representatives) are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2011 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2011 Proxy Materials.

This letter, including Exhibit A hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponents (and their representatives) as notification of the Company's intention to omit the Proposal from the 2011 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: Shareholders request that the Board's Compensation Committee initiate a review of our Company's senior executive compensation policies and make available a summary report of that review by October 1, 2011 (omitting confidential information and processed at a reasonable cost). We request that the report include -

1. *An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.*

2. *An exploration of how sizable layoffs and the level of pay of our lowest paid workers impact senior executive pay.*

3. *An analysis of the way in which fluctuations in revenues impact: a) the Company's compensation pool; b) the compensation of the Company's top 25 senior executives; and c) the Company's shareholders."*

The numbered paragraphs are referred to herein as "Part 1", "Part 2" or "Part 3" of the Proposal, as applicable. The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to (A) Rule 14a-8(i)(7), because Part 3 of the Proposal relates to the Company's ordinary business operations (i.e., general compensation matters and impact of fluctuations in revenues on shareholders), (B) Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proposal contains more than one proposal and none of the Proponents timely corrected this deficiency following receipt of a timely notice of deficiency from the Company and (C) Rule 14a-8(i)(3), because Part 3 of the Proposal is vague and indefinite and thus materially false and misleading.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations — namely, general employee compensation matters and impact of fluctuations in revenues on shareholders. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,540.

1. Part 3(a) of the Proposal relates to general employee compensation matters.

Consistent with the Commission's approach, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation issues" that go beyond "senior executive and director compensation." *Staff Legal Bulletin No. 14A* (Jul. 12, 2002). In Staff Legal Bulletin No. 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation. . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7)." The Staff distinguishes proposals that relate to general employee compensation matters from those "that concern <u>only</u> senior executive and director compensation" (emphasis in original), which may not be excluded under Rule 14a-8(i)(7).

The Proposal clearly concerns general compensation matters, in that Part 3(a) expressly requests an analysis of the way in which fluctuations in revenues impact the Company's entire compensation pool. The term "compensation pool," while not defined in the Proposal, appears to cover all employees of the Company. At a minimum, it goes far beyond directors and senior executive officers. The Staff has previously permitted the Company to exclude a shareholder proposal relating to the Company's compensation pool for its 100 most highly compensated employees on grounds that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *The Goldman Sachs Group, Inc.* (Mar. 8, 2010). *See also The Goldman Sachs Group, Inc.* (Mar. 12, 2010) (proposal urging the board to adopt a policy that the amount available for payment of compensation and benefits to employees in a particular year shall not be determined as a percentage of firm revenues is excludable under Rule 14a-8(i)(7)); *Prudential Bancorp, Inc.* (Nov. 12, 2009) (proposal to prohibit the award of bonuses to any employee in certain circumstances is excludable under Rule 14a-8(i)(7)); *3M Co.* (Mar. 6, 2008) (proposal regarding the variable compensation of "high-level" employees is excludable under Rule 14a-

8(i)(7)); *Alliant Energy Corp.* (Feb. 4, 2004) (proposal determining the compensation of "all levels of vice president," and "all levels of top management" is excludable under Rule 14a-8(i)(7)).

2. Part 3(c) of the Proposal relates to the impact of fluctuations in revenues on shareholders.

Part 3(c) of the Proposal calls for the Compensation Committee's report to include an "analysis of the way in which fluctuations in revenues impact . . . the Company's shareholders." While the intent of this portion of the Proposal is unclear (as discussed further below in Section C), it seems on its face to call for a very broad analysis of the financial impact on shareholders of the revenue volatility of the Company's businesses. This clearly goes far beyond compensation-related matters, and certainly is not limited to senior executive compensation. We believe that the inclusion of Part 3(c) renders the Proposal excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Part 3(c) of the Proposal, seeking disclosure of the impact of revenue fluctuations on the Company's shareholders, delves deeply into ordinary business matters. Producing the requested report would entail a detailed analysis of the day-to-day operations of the Company to determine how its ordinary business operations, net earnings, shareholders' equity, market price and declaration of dividends and other financial measures have been and could be impacted by fluctuations in revenues across its various business lines. This portion of the report would necessarily probe very deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment, and is precisely the type of subject matter that Rule 14a-8(i)(7) is intended to address. *See, e.g., State Street Corp.* (Feb. 24, 2009) (proposal requesting that the board initiate a review of and prepare a report on the proxy voting policies of a division of the company is excludable under Rule 14a-8(i)(7) where the company argued that such an undertaking would "involve stockholders in the intricate details of the [c]ompany's operations and the implementation of complex policies").

3. The fact that portions of the Proposal relate to ordinary business matters means that the entire Proposal may be excluded under Rule 14a-8(i)(7).

We note that the Staff has consistently permitted exclusion of entire proposals where, as is the case here, the proposal relates partially to ordinary business matters. The Staff's analysis in *Wal-Mart Stores, Inc.* (Mar. 15, 1999) is illustrative in this regard. In *Wal-Mart Stores,* the proposal sought a report describing five different matters. The Staff concurred in excluding the proposal even though four of the items appeared to address matters outside the scope of ordinary business and only one related to ordinary business operations. *See General Electric Co.* (Feb. 10, 2000) (proposal requesting the company to discontinue a certain accounting technique and not use certain pension funds to determine executive compensation is excludable under Rule 14a-8(i)(7) because "a portion of the proposal relates to ordinary business operations (i.e., choice of accounting methods)"); *see also JPMorgan Chase & Co.* (Mar. 12, 2010) and *Bank of America Corp.* (Feb. 24, 2010) (in each case, a proposal relating to the impact of mountain top removal coal mining by the company's clients is excludable under Rule 14a-8(i)(7) because the proposal "addresse[d] matters beyond the environmental impact of [the company's] decisions").

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials on the basis that it relates to the Company's ordinary business operations.

B. The Proposal may be excluded because each Proponent has exceeded the one proposal limit under Rule 14a-8(c) and did not timely correct this deficiency in violation of Rule 14a-8(f)(1).

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits exclusion of a proposal that violates this one-proposal rule, provided that the company has timely notified the proponent of the deficiency and the proponent has failed to correct the deficiency within 14 calendar days of receipt of such notice. The Staff has consistently concurred in the exclusion of multiple proposals packaged as elements of a single submission where, as is the case here, at least one element or component of the particular proposal "involves a separate and distinct matter from" the other elements or components of the same proposal. *See, e.g., Streamline Health Solutions, Inc.* (Mar. 23, 2010); *PG&E Corp.* (Mar. 11, 2010); *Parker-Hannifin Corp.* (Sep. 4, 2009).

In *Parker-Hannifin*, for example, the Staff permitted exclusion of a shareholder proposal that requested that the board institute a "Triennial Executive Pay Vote" program consisting of three elements. The first two elements requested triennial votes on executive compensation while the third element requested that the company establish a triennial forum for discussions between the members of the company's Compensation Committee and shareholders. According to the Staff, the third element, relating to the triennial forum, was a "separate and distinct matter from the shareholder votes requested by the first and second parts of the proposed program." Similarly, the Proposal here is excludable because it includes multiple proposals in violation of Rule 14a-8(c). Part 3(c) of the Proposal, which requests an analysis of the way in which fluctuations in revenues impact the Company's shareholders, involves a separate and distinct matter from the remaining parts of the Proposal, which all relate to compensation. We note in particular that Part 3(c) of the Proposal directly focuses on the *shareholders* of the Company while the remaining parts of the Proposal request disclosure related to the *employees* of the Company. The Staff has previously concurred that a proposal with elements that affect different groups or individuals constitutes more than one proposal and may be excluded. *See, e.g., Duke Energy Corp.* (Feb. 27, 2009) (proposal requesting that the company amend its bylaws with respect to director candidate requirements, director conflicts of interest disclosure and board compensation is excludable under the one-proposal rule).

As required by the Commission's rules, the Company notified the Proponents of this procedural deficiency within the requisite time period, but the Proponents have not remedied the deficiency. The Proposals were received by the Company on dates ranging from December 2, 2010 through December 8, 2010. On December 15, 2010, within 14 days of the Company's receipt of the Proposal from each Proponent, the Company sent deficiency letters to each Proponent by overnight courier (and where e-mail addresses were provided, by e-mail on December 16, 2010). The deficiency letters notified each Proponent that such Proponent had submitted more than one proposal in violation of the one-proposal limit under Rule 14a-8(c) and specifically identified Part 3 of the Proposal as relating to a different subject matter. The deficiency letters further informed each Proponent that it must respond or remedy the foregoing procedural deficiency within 14 calendar days from the date it received the notice. No Proponent remedied the multiple proposal deficiency under Rule 14a-8(c). As such, the Company believes that the Proposal is excludable because each Proponent has exceeded the one-proposal limit and failed to timely cure this deficiency.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials on the basis that the Proposal contains more than one shareholder proposal.

C. The Proposal may be excluded under Rule 14a-8(i)(3) because Part 3 is vague and indefinite in violation of Rule 14a-9.

Staff guidance provides that a proposal violates Rule 14a-8(i)(3) when it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sep. 15, 2004). Under this standard, the Staff has permitted exclusion of shareholder proposals that failed to define key terms or otherwise failed to provide guidance on how the proposal would be implemented. *See, e.g., PetSmart, Inc.* (Apr. 12, 2010) (proposal requesting that the board require that the company's suppliers bar the purchase of animals for sale from distributors that have violated "the law" is excludable as vague and indefinite because "the proposal does not sufficiently explain the meaning of 'the law' and . . . , as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Verizon Communications, Inc.* (Feb. 21, 2008) (proposal requesting that the board adopt a policy that future incentive awards for senior executives incorporate criteria specified in the proposal is excludable as vague and indefinite because the proposal did not define key terms or provide guidance on implementation); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" is excludable as vague and indefinite because it failed to define critical terms and was subject to differing interpretations).

Similarly, the Staff has consistently agreed that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. For example, in *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff permitted exclusion of a proposal that it believed "may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." The Staff also noted the company's position in *Fuqua* that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretation." More recently, in *Wyeth* (Mar. 19, 2009), a proposal asking the board to adopt a bylaw requiring the company to have an independent lead director using the standard of independence set by the Council of Institutional Investors was excludable as vague and indefinite because the standard of independence requested was susceptible to multiple interpretations.

Part 3 of the Proposal is clearly vague and susceptible to more than one interpretation. "Compensation pool" is undefined and could be construed to have many meanings. It would seem that it covers compensation to the Company's total staff of over 35,000, but it could also relate instead to the Company's 1,911 Managing Directors, to the participants in the Company's Partner Compensation Plan or to the participants in the Company's Restricted Partner Compensation Plan. The Proposal simply provides no guidance on this. The Proposal also does not define the phrase "top 25 senior executives" – does this mean "top 25" by seniority, by compensation level or by some other measure? Accordingly, each shareholder may interpret the Proposal differently in determining how to vote on the Proposal. Likewise, the Compensation Committee, in preparing the requested report, would have no way of knowing how to implement the Proposal if adopted by shareholders.

Similarly, the request for an analysis of the impact of fluctuations in the Company's revenues on the Company's shareholders is subject to many possible interpretations. For example, should the requested report compare shareholder return attributable to businesses with stable revenues to shareholder return attributable to businesses that are more volatile? Should the report compare shareholder return in times of relative stability with shareholder return when markets are more volatile? Moreover, it is also unclear how Part 3(c) contemplates that the Compensation Committee would assess the "impact on shareholders" of fluctuations in revenues. Different shareholders have different interests, sensitivities and objectives, and may be impacted in a variety of ways — e.g., the payment of dividends, changes in market value of the Company's common stock, the effects on investor sentiment generally, impact on the Company's reputation or long-term or short-term return on shareholders' equity.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials on the basis that the Proposal is inherently vague and misleading.

******

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Laura Campos, The Nathan Cummings Foundation (w/attachment)
Daniel Altschuler (w/attachment)
Sr. Carole Lombard, Sisters of St. Joseph of Boston (w/attachment)
Sr. Patricia O'Brien, Sisters of Notre Dame de Namur (w/attachment)
Sr. Nora M. Nash, The Sisters of St. Francis of Philadelphia (w/attachment)
Sr. Marietta Schindler, Benedictine Sisters of Mt. Angel (w/attachment)
Timothy Smith, Walden Asset Management (w/attachment)

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

December 1, 2010

John F. W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

The Nathan Cummings Foundation is an endowed institution with approximately $415 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches significant environmental, social and governance issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in the Goldman Sachs Group's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Goldman Sachs Group, Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is available upon request. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Campos at (212) 787-7300. Thank you for your time.

Sincerely,



Lance E. Lindblom
President and CEO



Laura Campos
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Following the near implosion of the financial markets in 2008, Wall Street in general—and Goldman Sachs in particular—became the focus of public ire over what many see as extremely excessive executive compensation schemes. Outrage over the financial crisis, coupled with the perception that Wall Street executives' performances have not justified their pay, led to legislative efforts aimed at curbing executive pay, compensation-related shareholder lawsuits and a tremendous amount of negative press coverage.

Goldman Sachs was a major focus of many of these developments. In fact, the level of regulatory scrutiny and negative press coverage was so substantial that Goldman Sachs warned its shareholders in its 2009 Form 10-K that it might be, "adversely affected by increased governmental and regulatory scrutiny or negative publicity." The Company goes on to note that, "Governmental scrutiny from regulators, legislative bodies and law enforcement agencies with respect to matters relating to compensation...has increased dramatically in the past several years."

"Wall Street Pay: Size, Structure and Significance for Shareowners," a 2010 white paper commissioned by the Council of Institutional Investors, concluded that high absolute levels of compensation on Wall Street were damaging to shareowners and served to insure executives against failure. In a 2008 *Forbes* article on Wall Street pay in general, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Revenue diverted to compensation leaves less money for other uses, including investment and the payment of dividends to shareholders.

According to a review by Kenneth Feinberg, who served as the White House's special master on Wall Street pay, Goldman Sachs and its peers in the financial services industry collectively overpaid their top executives by $1.6 billion during the height of the financial crisis. As reported by the *New York Times*, with respect to executive compensation, "Mr. Feinberg cautions that companies banking on the public's short attention span do so at their own peril. 'There is a tremendous amount of populist outrage and frustration in this.'"

RESOLVED: Shareholders request that the Board's Compensation Committee initiate a review of our Company's senior executive compensation policies and make available a summary report of that review by October 1, 2011 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.

2. An exploration of how sizable layoffs and the level of pay of our lowest paid workers impact senior executive pay.

3. An analysis of the way in which fluctuations in revenues impact: a) the Company's compensation pool; b) the compensation of the Company's top 25 senior executives; and c) the Company's shareholders.

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 15, 2010

Via UPS Overnight

The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018
Attn: Laura Campos

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Ms. Campos:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted to Goldman Sachs by the Nathan Cummings Foundation (the "Proponent"), which was dated December 1, 2010 and received by us on December 2, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural and eligibility deficiencies with respect to the proposal.

Multiple Proposals

Under Rule 14a-8(c) you are permitted to submit no more than one shareholder proposal for a particular shareholders' meeting. We believe that your submission contains multiple shareholder proposals in violation of Rule 14a-8(c), in that the third item in the list of requested report topics, relating to the impact of fluctuations in revenues, relates to a separate and distinct matter from the other requested topics. You may bring your submission into compliance with Rule 14a-8(c) by resubmitting just one proposal.

Proof of Ownership

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of the Proponent's ownership as of December 1, 2010, the submission date.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 1, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of December 1, 2010, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

From: O'Toole, Beverly L [Legal]
To: "laura.campos@nathancummings.org"
Subject: The Goldman Sachs Group, Inc.
Date: Thursday, December 16, 2010 4:26:10 PM
Attachments: Ltr from BOT to Benedictine Sisters (12-15).pdf
Ltr from BOT to Nathan Cummings Foundation (12-15).pdf
Importance: High

Below are copies of the letters that were sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: Laura S. Campos [mailto:Laura.Campos@nathancummings.org]
Sent: Tuesday, December 21, 2010 4:34 PM
To: O'Toole, Beverly L [Legal]
Cc: Nora Nash; Judy Byron
Subject: Re: The Goldman Sachs Group, Inc.
Importance: High

Dear Ms. O'Toole:

Thank you for your letter. Please be advised that our custodian, Northern Trust, will email you proof of ownership within the next few days.

With respect to the assertion that our submission contains multiple shareholder proposals, we do not believe this is the case. As such, we will not be revising the text of the proposal for resubmission.

Please do let me know if I can be of assistance with anything else.

Sincerely,

Laura

On 12/16/10 4:26 PM, "O'Toole, Beverly L [Legal]" <Beverly.OToole@gs.com> wrote:

Below are copies of the letters that were sent by UPS ~~Overnight yesterday.~~

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: Frank J Fauser [mailto:fjf2@ntrs.com]
Sent: Tuesday, December 21, 2010 5:54 PM
To: O'Toole, Beverly L [Legal]
Cc: Laura.Campos@nathancummings.org
Subject: Proof of Ownership for Goldman Sachs - Nathan Cummings Foundation

Hi Beverly,

Attached is the proof of ownership for Goldman Sachs for Nathan Cummings Foundation.

Frank


Northern Trust

Frank J. Fauser | Vice President | Corporate & Institutional Services
50 South LaSalle, B-8, Chicago, IL 60603 | phone 312-557-0453 | fax 312-557-2704 |
fjf2@ntrs.com

Please visit northerntrust.com

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

December 20, 2010

Beverly L. O'Toole
Assistant Secretary
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Ms. O'Toole:

This letter will verify that the Nathan Cummings Foundation held 880 shares of common stock of The Goldman Sachs Group Inc. as of December 1, 2010. As of December 1, 2010, the Nathan Cummings Foundation had continuously held these shares for at least one year. The Foundation intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of the Northern Trust. The shares are held by Northern Trust through DTC Account *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Frank Fauser
Vice President

Holdings for Nathan Cummings Foundation as of December 1, 2010

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS	*** FISMA & OMB Memorandum M-07-16 ***	Goldman Sachs Group Inc.	880.00	139,436.00	38141G104	GS

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

December 2, 2010

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

I own 175 shares of Goldman Sachs stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies.

Therefore, I am submitting the enclosed shareholder proposal as a co-sponsor with Nathan Cummings Foundation for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Goldman Sachs shares.

I have been a continuous shareholder for more than one year and enclose verification of ownership position. I will continue to be an investor of at least $2,000 market value through the stockholder meeting holding the requisite number of shares. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com). Walden is our investment manager. I look forward to your response.

Sincerely,

Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management (tsmith@bostontrust.com)

Following the near implosion of the financial markets in 2008, Wall Street in general—and Goldman Sachs in particular—became the focus of public ire over what many see as extremely excessive executive compensation schemes. Outrage over the financial crisis, coupled with the perception that Wall Street executives' performances have not justified their pay, led to legislative efforts aimed at curbing executive pay, compensation-related shareholder lawsuits and a tremendous amount of negative press coverage.

Goldman Sachs was a major focus of many of these developments. In fact, the level of regulatory scrutiny and negative press coverage was so substantial that Goldman Sachs warned its shareholders in its 2009 Form 10-K that it might be, "adversely affected by increased governmental and regulatory scrutiny or negative publicity." The Company goes on to note that, "Governmental scrutiny from regulators, legislative bodies and law enforcement agencies with respect to matters relating to compensation...has increased dramatically in the past several years."

"Wall Street Pay: Size, Structure and Significance for Shareowners," a 2010 white paper commissioned by the Council of Institutional Investors, concluded that high absolute levels of compensation on Wall Street were damaging to shareowners and served to insure executives against failure. In a 2008 *Forbes* article on Wall Street pay in general, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Revenue diverted to compensation leaves less money for other uses, including investment and the payment of dividends to shareholders.

According to a review by Kenneth Feinberg, who served as the White House's special master on Wall Street pay, Goldman Sachs and its peers in the financial services industry collectively overpaid their top executives by $1.6 billion during the height of the financial crisis. As reported by the *New York Times*, with respect to executive compensation, "Mr. Feinberg cautions that companies banking on the public's short attention span do so at their own peril. 'There is a tremendous amount of populist outrage and frustration in this.'"

RESOLVED: Shareholders request that the Board's Compensation Committee initiate a review of our Company's senior executive compensation policies and make available a summary report of that review by October 1, 2011 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.

2. An exploration of how sizable layoffs and the level of pay of our lowest paid workers impact senior executive pay.

3. An analysis of the way in which fluctuations in revenues impact: a) the Company's compensation pool; b) the compensation of the Company's top 25 senior executives; and c) the Company's shareholders.

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman
Sachs

December 15, 2010

Via UPS Overnight

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Mr. Altschuler:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal you submitted to Goldman Sachs, which was dated December 2, 2010 and received by us on December 3, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural and eligibility deficiencies with respect to the proposal.

Multiple Proposals

Under Rule 14a-8(c) you are permitted to submit no more than one shareholder proposal for a particular shareholders' meeting. We believe that your submission contains multiple shareholder proposals in violation of Rule 14a-8(c), in that the third item in the list of requested report topics, relating to the impact of fluctuations in revenues, relates to a separate and distinct matter from the other requested topics. You may bring your submission into compliance with Rule 14a-8(c) by resubmitting just one proposal.

Proof of Ownership

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that you are the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of ownership as of December 2, 2010, the submission date.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 2, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of December 2, 2010, you continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

cc: Timothy Smith
Walden Asset Management
(tsmith@bostontrust.com)

From: O'Toole, Beverly L [Legal]
To: "tsmith@bostontrust.com"
Subject: The Goldman Sachs Group, Inc.
Date: Thursday, December 16, 2010 4:25:26 PM
Attachments: Ltr from BOT to Daniel Altschuler (12-15).pdf
Ltr from BOT to Sisters of Notre Dame de Namur (12-15).pdf
Importance: High

Tim – below are copies of the letters sent to Mr. Altschuler and the Sisters of Notre Dame de Damur yesterday by UPS Overnight. I hope you are well.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Thursday, December 30, 2010 10:37 AM
To: O'Toole, Beverly L [Legal]
Cc: Daniel Altschuler
Subject: FW: Re: Goldman Sachs - Daniel Altschuler Proof of Ownership

Good morning Beverly. Greetings.
I trust you have "dug out" by now from the snow but I know now you face a blizzard of paper.
I enclose the proof of ownership letter for Daniel Altschuler as requested. Let me know if you would like me to mail you a copy as well, Tim

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com

www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.



Boston Trust & Investment
Management Company

December 2, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Daniel Altschuler** through its Walden Asset Management division.

We are writing to verify that **Daniel Altschuler** currently owns **175** shares of **Goldman Sachs Group Inc.** (Cusip **#38141G104**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Daniel Altschuler** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Goldman Sachs Group Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management



One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690


Connecting neighbor with neighbor and neighbor with God

Sisters of Saint Joseph of Boston

637 Cambridge Street ⋄ Brighton, Massachusetts 02135-2800 ⋄ www.csjboston.org

December 2, 2010

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

The Sisters of St. Joseph of Boston holds 25 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We are submitting the enclosed shareholder proposal as a co-sponsor with Nathan Cummings Foundation as the primary filer for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and will continue to hold at least $2,000 market value the required number of shares through the shareholders meeting.

We have been a continuous shareholder for more than one year and provide verification of our ownership position. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We look forward to your response. Please copy correspondence both to me and Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) as Walden is our investment manager.

Sincerely,

Carole Lombard /Rdy

Sr. Carole Lombard

Encl. Resolution Text



Boston Trust & Investment
Management Company

December 2, 2010

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Sisters of St. Joseph of Boston** through its Walden Asset Management division.

We are writing to verify that **Sisters of St. Joseph of Boston** currently owns **25** shares of **Goldman Sachs Group Inc.** (Cusip **#38141G104**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Sisters of St. Joseph of Boston** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Goldman Sachs Group Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax: 617 227 2690

Following the near implosion of the financial markets in 2008, Wall Street in general—and Goldman Sachs in particular—became the focus of public ire over what many see as extremely excessive executive compensation schemes. Outrage over the financial crisis, coupled with the perception that Wall Street executives' performances have not justified their pay, led to legislative efforts aimed at curbing executive pay, compensation-related shareholder lawsuits and a tremendous amount of negative press coverage.

Goldman Sachs was a major focus of many of these developments. In fact, the level of regulatory scrutiny and negative press coverage was so substantial that Goldman Sachs warned its shareholders in its 2009 Form 10-K that it might be, "adversely affected by increased governmental and regulatory scrutiny or negative publicity." The Company goes on to note that, "Governmental scrutiny from regulators, legislative bodies and law enforcement agencies with respect to matters relating to compensation...has increased dramatically in the past several years."

"Wall Street Pay: Size, Structure and Significance for Shareowners," a 2010 white paper commissioned by the Council of Institutional Investors, concluded that high absolute levels of compensation on Wall Street were damaging to shareowners and served to insure executives against failure. In a 2008 *Forbes* article on Wall Street pay in general, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Revenue diverted to compensation leaves less money for other uses, including investment and the payment of dividends to shareholders.

According to a review by Kenneth Feinberg, who served as the White House's special master on Wall Street pay, Goldman Sachs and its peers in the financial services industry collectively overpaid their top executives by $1.6 billion during the height of the financial crisis. As reported by the *New York Times*, with respect to executive compensation, "Mr. Feinberg cautions that companies banking on the public's short attention span do so at their own peril. 'There is a tremendous amount of populist outrage and frustration in this.'"

RESOLVED: Shareholders request that the Board's Compensation Committee initiate a review of our Company's senior executive compensation policies and make available a summary report of that review by October 1, 2011 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.

2. An exploration of how sizable layoffs and the level of pay of our lowest paid workers impact senior executive pay.

3. An analysis of the way in which fluctuations in revenues impact: a) the Company's compensation pool; b) the compensation of the Company's top 25 senior executives; and c) the Company's shareholders.

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 15, 2010

Via UPS Overnight

Sisters of Saint Joseph of Boston
637 Cambridge Street
Brighton, MA 02135-2800
Attn: Sr. Carole Lombard

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Sr. Lombard:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted to Goldman Sachs by the Sisters of Saint Joseph of Boston (the "Proponent"), which was dated December 2, 2010 and received by us on December 3, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter.

Under Rule 14a-8(c) you are permitted to submit no more than one shareholder proposal for a particular shareholders' meeting. We believe that your submission contains multiple shareholder proposals in violation of Rule 14a-8(c), in that the third item in the list of requested report topics, relating to the impact of fluctuations in revenues, relates to a separate and distinct matter from the other requested topics. You may bring your submission into compliance with Rule 14a-8(c) by resubmitting just one proposal.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

cc: Timothy Smith
Walden Asset Management
(tsmith@bostontrust.com)

From: O'Toole, Beverly L [Legal]
To: "carole.lombard@csjboston.org"
Cc: "tsmith@bostontrust.com"
Subject: The Goldman Sachs Group, Inc.
Date: Thursday, December 16, 2010 4:25:36 PM
Attachments: Ltr from BOT to Sister of St. Joseph (12-15).pdf
Importance: High

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

SISTERS OF NOTRE DAME DE NAMUR

December 2, 2010

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

The Sisters of Notre Dame de Namur hold 50 shares of Goldman Sachs stock.

We believe those companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe Goldman Sachs is such a company and we have been pleased to own it in our portfolio. Still, we want to encourage Goldman Sachs to be more transparent on the issue of executive compensation by creating an independent study on executive pay panel.

We are submitting the enclosed shareholder resolution as a co-sponsor with the Nathan Cummings Foundation as the primary filer for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Notre Dame de Namur are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and will continue to hold at least $2,000 market value of the above mentioned number of shares. Proof of ownership is enclosed.

The Sisters of Notre Dame de Namur have been a continuous shareholder and will continue to be an investor through the stockholder meeting holding the required number of shares. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We are filing this resolution as a co-filer. The primary filer of the resolution is Nathan Cummings Foundation. Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) as Walden is our investment manager.

Sincerely,



Sr. Patricia O'Brien

72 Windsor Street
Everett, MA 02149

Following the near implosion of the financial markets in 2008, Wall Street in general—and Goldman Sachs in particular—became the focus of public ire over what many see as extremely excessive executive compensation schemes. Outrage over the financial crisis, coupled with the perception that Wall Street executives' performances have not justified their pay, led to legislative efforts aimed at curbing executive pay, compensation-related shareholder lawsuits and a tremendous amount of negative press coverage.

Goldman Sachs was a major focus of many of these developments. In fact, the level of regulatory scrutiny and negative press coverage was so substantial that Goldman Sachs warned its shareholders in its 2009 Form 10-K that it might be, "adversely affected by increased governmental and regulatory scrutiny or negative publicity." The Company goes on to note that, "Governmental scrutiny from regulators, legislative bodies and law enforcement agencies with respect to matters relating to compensation...has increased dramatically in the past several years."

"Wall Street Pay: Size, Structure and Significance for Shareowners," a 2010 white paper commissioned by the Council of Institutional Investors, concluded that high absolute levels of compensation on Wall Street were damaging to shareowners and served to insure executives against failure. In a 2008 *Forbes* article on Wall Street pay in general, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Revenue diverted to compensation leaves less money for other uses, including investment and the payment of dividends to shareholders.

According to a review by Kenneth Feinberg, who served as the White House's special master on Wall Street pay, Goldman Sachs and its peers in the financial services industry collectively overpaid their top executives by $1.6 billion during the height of the financial crisis. As reported by the *New York Times*, with respect to executive compensation, "Mr. Feinberg cautions that companies banking on the public's short attention span do so at their own peril. 'There is a tremendous amount of populist outrage and frustration in this.'"

RESOLVED: Shareholders request that the Board's Compensation Committee initiate a review of our Company's senior executive compensation policies and make available a summary report of that review by October 1, 2011 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.

2. An exploration of how sizable layoffs and the level of pay of our lowest paid workers impact senior executive pay.

3. An analysis of the way in which fluctuations in revenues impact: a) the Company's compensation pool; b) the compensation of the Company's top 25 senior executives; and c) the Company's shareholders.

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 15, 2010

Via UPS Overnight

Sisters of Notre Dame de Namur
72 Windsor Street
Everett, MA 02149
Attn: Sr. Patricia O'Brien

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Sr. O'Brien:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted to Goldman Sachs by the Sisters of Notre Dame de Namur (the "Proponent"), which was dated December 2, 2010 and received by us on December 3, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural and eligibility deficiencies with respect to the proposal.

Multiple Proposals

Under Rule 14a-8(c) you are permitted to submit no more than one shareholder proposal for a particular shareholders' meeting. We believe that your submission contains multiple shareholder proposals in violation of Rule 14a-8(c), in that the third item in the list of requested report topics, relating to the impact of fluctuations in revenues, relates to a separate and distinct matter from the other requested topics. You may bring your submission into compliance with Rule 14a-8(c) by resubmitting just one proposal.

Proof of Ownership

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of the Proponent's ownership as of December 2, 2010, the submission date.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 2, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of December 2, 2010, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

cc: Timothy Smith
Walden Asset Management
(tsmith@bostontrust.com)

From:	O'Toole, Beverly L [Legal]
To:	"tsmith@bostontrust.com"
Subject:	The Goldman Sachs Group, Inc.
Date:	Thursday, December 16, 2010 4:25:26 PM
Attachments:	Ltr from BOT to Daniel Altschuler (12-15).pdf Ltr from BOT to Sisters of Notre Dame de Namur (12-15).pdf
Importance:	High

Tim – below are copies of the letters sent to Mr. Altschuler and the Sisters of Notre Dame de Damur yesterday by UPS Overnight. I hope you are well.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103



THE SISTERS OF ST. FRANCI
OF PHILADELPHIA

609 South Convent Road, Aston, PA 19014-12

CERTIFIED MAIL™



7010 0780 0002 0857 3585




UNITED STATES POSTAGE
PITNEY BOWES

02 1M
0004273727
$ 05.54⁰
DEC 03 2010
MAILED FROM ZIPCODE 19014

John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

10282$2198 C034





THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

John Rogers
DEC - 6 2010
Received

December 2, 2010

John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Goldman Sachs for many years. As faith-based investors we seek social and financial returns on our portfolio. We continue to be concerned with Goldman Sachs senior executive compensation policies. While million of Americans are unemployed and seeking support for their families it not appropriate or just for executives to be over-compensated. It is not sustainable for the company, the shareholders and the global economy. We believe that Goldman Sachs has a fiduciary and moral obligation to give serious consideration to the implications of "excessive compensation" packages.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Nathan Cummings Foundation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. Please note that the contact person for this resolution is: Laura Campos, 212.787.7300 ext 235, laura.campos@nathancummings.org,

As verification that we are beneficial owners of common stock in Goldman Sachs, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio beyond the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Laura Campos, Nathan Cummings Foundation
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax. 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Pay Disparity
Goldman Sachs

Following the near implosion of the financial markets in 2008, Wall Street in general—and Goldman Sachs in particular—became the focus of public ire over what many see as extremely excessive executive compensation schemes. Outrage over the financial crisis, coupled with the perception that Wall Street executives' performances have not justified their pay, led to legislative efforts aimed at curbing executive pay, compensation-related shareholder lawsuits and a tremendous amount of negative press coverage.

Goldman Sachs was a major focus of many of these developments. In fact, the level of regulatory scrutiny and negative press coverage was so substantial that Goldman Sachs warned its shareholders in its 2009 Form 10-K that it might be, "adversely affected by increased governmental and regulatory scrutiny or negative publicity." The Company goes on to note that, "Governmental scrutiny from regulators, legislative bodies and law enforcement agencies with respect to matters relating to compensation...has increased dramatically in the past several years."

"Wall Street Pay: Size, Structure and Significance for Shareowners," a 2010 white paper commissioned by the Council of Institutional Investors, concluded that high absolute levels of compensation on Wall Street were damaging to shareowners and served to insure executives against failure. In a 2008 *Forbes* article on Wall Street pay in general, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Revenue diverted to compensation leaves less money for other uses, including investment and the payment of dividends to shareholders.

According to a review by Kenneth Feinberg, who served as the White House's special master on Wall Street pay, Goldman Sachs and its peers in the financial services industry collectively overpaid their top executives by $1.6 billion during the height of the financial crisis. As reported by the *New York Times*, with respect to executive compensation, "Mr. Feinberg cautions that companies banking on the public's short attention span do so at their own peril. 'There is a tremendous amount of populist outrage and frustration in this.'"

RESOLVED: Shareholders request that the Board's Compensation Committee initiate a review of our Company's senior executive compensation policies and make available a summary report of that review by October 1, 2011 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.

2. An exploration of how sizable layoffs and the level of pay of our lowest paid workers impact senior executive pay.

3. An analysis of the way in which fluctuations in revenues impact: a) the Company's compensation pool; b) the compensation of the Company's top 25 senior executives; and c) the Company's shareholders.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

October 27, 2010

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Goldman Sachs Group Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 15, 2010

Via UPS Overnight

The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19104-1207
Attn: Nora M. Nash, OSF

Laura Campos
Nathan Cummings Foundation

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Sr. Nash and Ms. Campos:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted to Goldman Sachs by the Sisters of St. Francis of Philadelphia (the "Proponent"), which was dated December 2, 2010, mailed to us on December 3, 2010 and received by us on December 6, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural and eligibility deficiencies with respect to the proposal.

Multiple Proposals

Under Rule 14a-8(c) you are permitted to submit no more than one shareholder proposal for a particular shareholders' meeting. We believe that your submission contains multiple shareholder proposals in violation of Rule 14a-8(c), in that the third item in the list of requested report topics, relating to the impact of fluctuations in revenues, relates to a separate and distinct matter from the other requested topics. You may bring your submission into compliance with Rule 14a-8(c) by resubmitting just one proposal.

Proof of Ownership

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of the Proponent's ownership as of December 3, 2010, the submission date. The proof of ownership that you submitted was as of October 27, 2010, which, pursuant to SEC staff guidance, is not sufficient to demonstrate ownership as of December 3, 2010. See Question C(1)(c)(3) of SEC Staff Legal Bulletin No. 14, a copy of which is attached for your reference.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 3, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of December 3, 2010, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses. As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. <u>Questions regarding the eligibility and procedural requirements of the rule</u>.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

   a. **How do you calculate the market value of the shareholder's securities?**

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

   b. **What type of security must a shareholder own to be eligible to submit a proposal?**

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. **Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company**

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?**

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. **When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?**

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. **Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?**

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. **How do we count votes under rule 14a-8(i)(12)?**

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{(\text{Votes Against the Proposal} + \text{Votes For the Proposal})} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

   - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

   - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

   - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

   - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

From:	O'Toole, Beverly L [Legal]
To:	"laura.shaffer@nathancummings.org"
Subject:	The Goldman Sachs Group, Inc.
Date:	Thursday, December 16, 2010 4:39:00 PM
Attachments:	Ltr from BOT to Sisters of St. Francis (12-15).pdf
Importance:	High

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From:	O'Toole, Beverly L [Legal]
To:	"nnash@osfphila.org"; "laura.campos@nathancummings.com"
Subject:	The Goldman Sachs Group, Inc.
Date:	Thursday, December 16, 2010 4:24:49 PM
Attachments:	Ltr from BOT to Sisters of St. Francis (12-15).pdf
Importance:	High

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: Nora Nash <nnash@osfphila.org>
To: O'Toole, Beverly L [Legal]
Sent: Fri Dec 17 10:18:57 2010
Subject: Re: The Goldman Sachs Group, Inc.

Thanks, Beverly,

I appreciate your calling attention to these issues. I will ask our custodian to sent a verification by fax if this is okay with you.

Peace
Nora

Nora. M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014
610-558-7661
Website: www.osfphila.org
Become a fan on Facebook: http://www.facebook.com/SrsofStFrancisPhila#!/SrsofStFrancisPhila?ref=sgm
Follow us on Twitter: http://twitter.com/SrsofStFrancis (http://twitter.com/SrsofStFrancis)

>>> "O'Toole, Beverly L [Legal]" <Beverly.OToole@gs.com> 12/16/2010 4:25 PM >>>
Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630 6000


Northern Trust

December 3, 2010

Beverly O'Toole
Via Fax: 212-428-9103

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Goldman Sachs Group Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,



Sanjay Singhal
Vice President



Benedictine Sisters

Queen of Angels Monastery
Est. 1882

840 South Main Street
Mt. Angel, Oregon 97362-9527
Phone (503) 845-6141
FAX (503) 845-6585


John Rogers
DEC - 8 2010
Received

December, 3, 2010

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers,

As religious shareholders it is important to the Benedictine Sisters of Mt. Angel that the companies that we invest in provide visible leadership on ethical, social and governance issues, such as pay equity. We believe that is in the best interest of Goldman Sachs, its shareholders and employees that the Company's compensation polices are just and transparent, and are designed to create long-term shareholder and societal value.

The Benedictine Sisters of Mt. Angel is co-filing the enclosed resolution with the Nathan Cummings Foundation. We submit it for inclusion in the proxy statement for consideration and action by the 2011 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution as required by the SEC rules.

The Benedictine Sisters of Mt. Angel is the beneficial owner of at least $2000 worth of shares of The Goldman Sachs Group, Inc. common stock. A letter verifying ownership in the Company continuously for at least twelve months is enclosed. We will continue to hold the required number of shares through the annual meeting in 2011.

For matters relating to this resolution, please contact our authorized representative, Laura Campos, 212.787.7300.

Sincerely,

Sister Marietta Schindler

Sister Marietta Schindler, OSB
Treasurer

Encl.: Verification of ownership
Resolution



J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co.
Member NASD/SIPC

December 3, 2010

Sister Marietta Schindler, OSB
Benedictine Sisters of Mt. Angel, Oregon
840 S. Main Street
Mt. Angel, OR 97362

Dear Sister Marietta:

Please us this letter for verification of the fact that the Benedictine Sisters of Mount Angel, Oregon, a not-for-profit corporation in Mount Angel, Oregon, owns a total of 380 shares of Goldman Sachs Group Inc. stock. These shares have been owned for more than one year. The Benedictine Sisters of Mount Angel, Oregon, will continue to hold this investment for a period of time, at least through the date of the next annual shareholders' meeting.

J.A. Glynn & Co. has the above shares on deposit with the Depository Trust Company through Pershing, LLC. for the benefit of the Benedictine Sisters of Mount Angel, Oregon.

Should you have any questions regarding ownership of this security, please direct your inquiries to J.A. Glynn & Co.

Best regards,

Michael P. Walsh
Vice President

9841 Clayton Road • St. Louis, MO 63124 • 314-997-1277 • 800-966-4596 • fax 314-997-7307 • www.jaglynn.com

Following the near implosion of the financial markets in 2008, Wall Street in general—and Goldman Sachs in particular—became the focus of public ire over what many see as extremely excessive executive compensation schemes. Outrage over the financial crisis, coupled with the perception that Wall Street executives' performances have not justified their pay, led to legislative efforts aimed at curbing executive pay, compensation-related shareholder lawsuits and a tremendous amount of negative press coverage.

Goldman Sachs was a major focus of many of these developments. In fact, the level of regulatory scrutiny and negative press coverage was so substantial that Goldman Sachs warned its shareholders in its 2009 Form 10-K that it might be, "adversely affected by increased governmental and regulatory scrutiny or negative publicity." The Company goes on to note that, "Governmental scrutiny from regulators, legislative bodies and law enforcement agencies with respect to matters relating to compensation...has increased dramatically in the past several years."

"Wall Street Pay: Size, Structure and Significance for Shareowners," a 2010 white paper commissioned by the Council of Institutional Investors, concluded that high absolute levels of compensation on Wall Street were damaging to shareowners and served to insure executives against failure. In a 2008 *Forbes* article on Wall Street pay in general, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Revenue diverted to compensation leaves less money for other uses, including investment and the payment of dividends to shareholders.

According to a review by Kenneth Feinberg, who served as the White House's special master on Wall Street pay, Goldman Sachs and its peers in the financial services industry collectively overpaid their top executives by $1.6 billion during the height of the financial crisis. As reported by the *New York Times*, with respect to executive compensation, "Mr. Feinberg cautions that companies banking on the public's short attention span do so at their own peril. 'There is a tremendous amount of populist outrage and frustration in this.'"

RESOLVED: Shareholders request that the Board's Compensation Committee initiate a review of our Company's senior executive compensation policies and make available a summary report of that review by October 1, 2011 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified.

2. An exploration of how sizable layoffs and the level of pay of our lowest paid workers impact senior executive pay.

3. An analysis of the way in which fluctuations in revenues impact: a) the Company's compensation pool; b) the compensation of the Company's top 25 senior executives; and c) the Company's shareholders.

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman
Sachs

December 15, 2010

Via UPS Overnight

Benedictine Sisters of Mt. Angel
840 South Main Street
Mt. Angel, Oregon 97362-9527
Attn: Sr. Mary Schindler, OSB

Laura Campos
Nathan Cummings Foundation

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Sr. Schindler and Ms. Campos:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted to Goldman Sachs by the Benedictine Sisters of Mt. Angel (the "Proponent"), which was dated December 3, 2010, mailed to us on December 6, 2010 and received by us on December 8, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural and eligibility deficiencies with respect to the proposal.

Multiple Proposals

Under Rule 14a-8(c) you are permitted to submit no more than one shareholder proposal for a particular shareholders' meeting. We believe that your submission contains multiple shareholder proposals in violation of Rule 14a-8(c), in that the third item in the list of requested report topics, relating to the impact of fluctuations in revenues, relates to a separate and distinct matter from the other requested topics. You may bring your submission into compliance with Rule 14a-8(c) by resubmitting just one proposal.

Proof of Ownership

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of the Proponent's ownership as of December 6, 2010, the submission date. The proof of ownership that you submitted was as of December 3, 2010, which, pursuant to SEC staff guidance, is not sufficient to demonstrate ownership as of December 6, 2010. See Question C(1)(c)(3) of SEC Staff Legal Bulletin No. 14, a copy of which is attached for your reference.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 6, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of December 6, 2010, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.
As shown below, the first and second examples deal with virtually identical proposals,

but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	**Proposal**	**Bases for exclusion that the company cited**	**Date of our response**	**Our response**
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. <u>Questions regarding the eligibility and procedural requirements of the rule</u>.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. **Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?**

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. **Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?**

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. **Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. **Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?**

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?**

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. **When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?**

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	**Type of revision that we may permit**
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. **Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?**

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

   - If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

   - If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

   - If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. **Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?**

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{\text{(Votes Against the Proposal + Votes For the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. **How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?**

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

   - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

   - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

   - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

   - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

From: O"Toole, Beverly L [Legal]
To: "laura.campos@nathancummings.org"
Subject: The Goldman Sachs Group, Inc.
Date: Thursday, December 16, 2010 4:26:10 PM
Attachments: Ltr from BOT to Benedictine Sisters (12-15).pdf
Ltr from BOT to Nathan Cummings Foundation (12-15).pdf
Importance: High

Below are copies of the letters that were sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103